EXHIBIT (a)(1)(x)

October 18, 2006

Offer to Purchase Common Stock of Wendy’s International, Inc.

Notice to Holders of Vested Stock Options:

As you may already know, Wendy’s International, Inc. (“Wendy’s” or the “Company”) has recently announced its offer to purchase up to 22,222,222 shares of the Company’s common stock, $0.10 stated value per share (such shares, together with all other outstanding shares of common stock of Wendy’s, are herein referred to as the “Shares”), at a price specified by such shareholders not greater than $36.00 nor less than $33.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2006, and in the related blue Letter of Transmittal (such documents and related materials, the “Offer Documents”), which together as may be amended or supplemented from time to time constitute the tender offer (the “Offer”). You may obtain copies of the Offer Documents by calling Georgeson Inc., the Information Agent for the Offer, at (866) 277-0928.

As a holder of vested stock options, you may wish to exercise any or all of your vested options on or before Thursday, November 9, 2006, and then tender the Shares so acquired to the Company pursuant to the terms of the Offer. Thursday, November 9, 2006 is the last day that you may exercise your vested options in order to tender the Shares subject to such options in the Offer.

You will need to evaluate the Offer Documents, which you may obtain by calling UBS Financial Services, Inc., the plan administrator, at (800) 635-1983 ext. 8048, to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left yet to exercise your options, the range of tender prices and the provisions for pro rata purchases by the Company outlined in the Offer.

The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (the “Purchase Price”), not greater than $36.00 nor less than $33.00 per Share, less any applicable withholding taxes and without interest, that it will pay for the Shares validly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest price that will allow it to purchase up to 22,222,222 Shares or, if a lesser number of Shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. All shareholders whose Shares are purchased by the Company will receive the Purchase Price for each Share purchased in the Offer. In the event more than 22,222,222 Shares are tendered in the Offer, the Company may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Offer. By way of example, the Company may purchase up to an additional 2,362,191 of its outstanding Shares to the extent tendered in the Offer. Wendy’s also expressly reserves the right, in its sole discretion, to purchase additional Shares subject to applicable legal requirements.

If the Company is unable to purchase up to 22,222,222 Shares in the Offer, it will consider, in its sole discretion, various other options, including, among other things, additional share repurchases.

Holders of vested Company stock options who exercise and tender the Shares underlying such options will have their Shares purchased by the Company on the same basis as other holders of Shares. There can be no guarantee that all Shares acquired pursuant to an exercise of vested options, or any other method, will be purchased by the Company.

We strongly encourage you to discuss the Offer with your tax advisor or broker.

The Offer will expire at 5:00 p.m., Eastern Standard Time, on Thursday, November 16, 2006 (the “Expiration Date”) unless extended by the Company. If you intend to exercise stock options in order to tender Shares in the Offer, you must exercise your options not later than 3:00 p.m., Eastern Standard Time, Thursday, November 9, 2006, in order to obtain Shares to tender by Thursday, November 16, 2006.

Upon the terms and subject to the conditions of the Offer, if more than 22,222,222 Shares, or such greater number of Shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase Shares on the following basis:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their Shares at or below the Purchase Price selected by the Company;

•	second, on a pro rata basis from all other shareholders who properly tender Shares at or below the Purchase Price selected by the Company, other than shareholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit the Company to purchase up to 22,222,222 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law) from holders who have tendered Shares subject to the condition that a specified minimum number of the holder’s Shares be purchased if any of the holder’s Shares are purchased in the Offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the expiration of the Offer.

The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by J.P. Morgan Securities Inc. and Goldman, Sachs & Co., the Dealer Managers for the Offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.